Stradley Ronon Stevens & Young, LLP
Suite 2600
2005 Market Street
Philadelphia, PA 19103-7018
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

March 12, 2018

Mr. David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”)

File Nos.: 33-87762 and 811-08918

Annual Report Dated June 30, 2017

Dear Mr. Manion:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our February 22, 2018 telephone conversation with respect to Registrant’s Annual Report dated June 30, 2017.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.	You requested that the Registrant add disclosure indicating that 80% of the ESG Growth Portfolio’s net assets will be invested in securities of “ESG” issuers pursuant to Rule 35d-1 under the 1940 Act.

Response: The Registrant respectfully declines to add an 80% policy because the term “ESG” refers to a strategy of the Portfolio, rather than a type of investment. The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. The SEC Staff, however, stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “ESG” in the Portfolio’s name refers to the Portfolio’s investment strategy, pursuant to which the Advisor employs negative screens, as described in the Prospectus, to enact its ESG strategy.

2.	With respect to the Management Discussion of Fund Performance (“MDFP”), you noted that the disclosure is required to discuss the impact of derivative investments that have a notable impact on a fund’s performance and indicated that the Staff believed that there were several Portfolios in which such investments did have such an impact, but the discussion of derivatives in the MDFP was limited.

Response: The MDFP sets forth the factors that the Registrant believes materially affected the Fund’s performance during the most recently completed fiscal year. Registrant does not believe that investments in derivatives had a notable impact on the performance of any Portfolios other than the Commodity Returns Strategy Portfolio, which did discuss them. In the other Portfolios in which derivatives were used, they were primarily used to provide market exposure for portions of the Portfolios’ assets that were being held in cash. Registrant will, in the future, carefully consider the impact of each Portfolio’s derivative investments when preparing the MDFP disclosure.

3.	With respect to fee and expense tables in the prospectuses, you noted that there were differences in the Management Fees between those tables and the financial highlights and requested that footnotes be added to the fee and expense tables explaining those differences.

Response: The differences arise from the fact that the multi-manager Portfolios pay the Specialist Managers directly at varying rates, and allocations among those Specialist Managers change. Prior to the most recent revisions to Form N-1A by the SEC Staff, the Registrant included a footnote with these tables that indicated that the fees set forth therein were based on the allocation of Portfolio Assets among Specialist Managers as of the end of the Trust’s most recent fiscal year, setting forth that allocation and noting that these allocations might change at any time. After the revisions to Form N-1A the Registrant was specifically told by the SEC Staff that it was no longer permitted to include that footnote or include that information anywhere in the “summary” section of the prospectuses. Accordingly, the relevant disclosure is currently included in a later portion of the prospectus. Please see, for example, pages 169-171 of the HC Strategic Shares prospectus.

4.	You stated that the graphical representation of holdings required by Item 17(d)(3) was presented in Item 6 of the Form N-CSR filing, but should be included in the body of the Shareholder Report.

Response: Registrant believes that the disclosure in question has been presented correctly. Please see pages 300-303 of the June 30, 2017 Annual Report. Further, Registrant notes that the response to Item 6 of its Form N-CSR filing is “Not Applicable.”

5.	With respect to the Financial Highlights tables, you noted that the disclosure includes three expense ratios – gross, net and net of expenses paid indirectly. You stated that only the net expense ratio should be included in the table and the other ratios should be included in a footnote only.

Response: In reference to FASB ASC 946-20-507, along with industry best practices, the Registrant will append the Financial Highlights tables to disclose two expense ratios and not three; gross expense ratio and net expense ratio. Any further disclosure to the impact of fee reductions, e.g., commission recapture affect, will be disclosed by footnote reference to the applicable Portfolios and expense ratios.

6.	You requested that the Portfolio of Investments for the Commodity Returns Strategy Portfolio specifically state that the information presented is consolidated with that of the Portfolio’s subsidiaries.

Response: The Registrant will specifically state that the Portfolio of Investments for the Commodity Returns Strategy Portfolio is presented on a consolidated basis.

7.	Where Trust Portfolios hold shares of other investment companies, you requested that the Portfolio of Investments state the specific share class of those investment companies that is held.

Response: The Registrant will disclose the specific share class of investment companies held in a Portfolio’s Portfolio of Investments, as applicable and when defined by the underlying investment company.

Very truly yours,

/s/ Don E. Felice

Don E. Felice